pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Explains Halt Request

Vancouver BC,  July 30, 2020:  Pacific Booker Minerals Inc requested the halt in trading because of an issue with a part of the area of the Morrison project site.  Due to a misunderstanding of the COVID-19 protection order issued in March, the request for an extension of the lease was not made on time.  Management is confident that it can resolve this issue and has already taken preliminary steps in the process.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde

President/CEO & Director

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."